UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Blue Capital Reinsurance Holdings Ltd.

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G1190F107

(CUSIP Number)

Michael S. Paquette
c/o Montpelier Re Holdings Ltd., Montpelier Reinsurance Ltd.
94 Pitts Bay Road
Pembroke HM 08, Bermuda
(441) 296-5550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G1190F107

1.	Names of Reporting Persons Montpelier Reinsurance Ltd. I.R.S. Identification Nos of Above Persons (Entities Only) 98-0417516

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,524,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.9%*

14.	Type of Reporting Person (See Instructions) IC

*  Based on 8,750,000 Common Shares (as defined below) issued and outstanding of the Issuer (as defined below), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 5, 2014.

CUSIP No. G1190F107

1.	Names of Reporting Persons Montpelier Re Holdings Ltd. I.R.S. Identification Nos of Above Persons (Entities Only) 98-0428969

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 24,380

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 24,380

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,524,380

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.9%*

14.	Type of Reporting Person (See Instructions) HC

*  Based on 8,750,000 Common Shares (as defined below) issued and outstanding of the Issuer (as defined below), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC (as defined below) on May 5, 2014.

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends certain Items of the Schedule 13D (the “Original 13D”) filed by Montpelier Reinsurance Ltd., a Bermuda exempted company (“Montpelier Re”), and by Montpelier Re Holdings Ltd., a Bermuda exempted company (“Montpelier Re Holdings” and, together with Montpelier Re, the “Reporting Persons”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2013, with respect to the Common Shares, par value $1.00 per share (the “Common Shares”), of Blue Capital Reinsurance Holdings Ltd., a Bermuda company (the “Issuer”), by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Original 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following at the end of Item 3:

Transaction Date	Effecting Person(s)	Common Shares Acquired	Price Per Share	Aggregate Purchase Price	Description of Transaction	Source of Funds
06/13/14	Montpelier Re Holdings	4,510	$17.8886	$80,677.59	Open Market	Available Funds
06/16/14	Montpelier Re Holdings	6,300	$17.8853	$112,677.39	Open Market	Available Funds
06/17/14	Montpelier Re Holdings	5,770	$17.8599	$103,051.62	Open Market	Available Funds
06/18/14	Montpelier Re Holdings	7,800	$17.8321	$139,090.38	Open Market	Available Funds

Item 4.  Purpose of Transaction

The fourth paragraph of Item 4 of the Original 13D is hereby deleted in its entirety and replaced with the following:

On June 13, 2014, June 16, 2014, June 17, 2014 and June 18, 2014, the Reporting Persons purchased additional Common Shares in the open market, and the Reporting Persons may in the future continue to purchase or otherwise acquire additional Common Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise.  Without limiting the generality of the preceding sentence, the Reporting Persons reserve the right at any time or from time to time to stop purchasing or otherwise acquiring Issuer Securities.

Except as set forth in the Original 13D, as amended by this Amendment, the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons reserve the right to change their plans at any time, as they deem appropriate, in light of the following conditions, discussions and other factors: (i) their business and liquidity objectives; (ii) the Issuer’s financial condition, business, operations, competitive position, prospects or share price; (iii) industry, economic or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.  Without limiting the generality of the preceding sentence, the Reporting Persons reserve the right (subject to any applicable restrictions under law or other contracts) at any time or from time to time to (A) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions; (B) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities; or (C) encourage (including, without limitation, communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts, and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of the Reporting Persons may be proposed as acquirers or as a source of financing); (ii) changes to the Issuer’s capitalization or dividend policy; (iii) changes to the present board of directors of the Issuer (the “Board”), including changes to the number or term of Board members or filling existing vacancies on the Board; (iv) changes to the Issuer’s bye-laws; and (v) other changes to the Issuer’s business or structure.

Item 5.  Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Original 13D are hereby deleted in their entirety and replaced with the following:

(a) See items 11 and 13 on the Cover Pages to this Schedule 13D.  Percentages are based on 8,750,000 Common Shares outstanding as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 5, 2014.

(b) Number of Shares as to which each Reporting Person has:

(i)  Sole power to vote or to direct the vote: See item 7 on the Cover Pages to this Amendment.

(ii) Shared power to vote or to direct the vote: See item 8 on the Cover Pages to this Amendment.

(iii) Sole power to dispose or to direct the disposition: See item 9 on the Cover Pages to this Amendment.

(iv) Shared power to dispose or to direct the vote: See item 10 on the Cover Pages to this Amendment.

(c)  Except as disclosed in Item 3 of this Amendment, there have been no transactions in the Common Shares effected during the past 60 days by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2014

MONTPELIER REINSURANCE LTD.

	By:	/s/ Christopher L. Harris
	Name:	Christopher L. Harris
	Title:	Chief Executive Officer

MONTPELIER RE HOLDINGS LTD.

	By:	/s/ Jonathan B. Kim
	Name:	Jonathan B. Kim
	Title:	General Counsel and Secretary